Exhibit 99.3

PRESS RELEASE

Best year ever for Marine Harvest

(Oslo, 5 February 2014) The Marine Harvest Group achieved an operational EBIT of NOK 1 034 million in the fourth quarter of 2013, compared to NOK 64 million in the corresponding quarter of 2012.

• 2013 was the best year so far for Marine Harvest, with all time high revenues and annual operating profit. I am proud of all the dedicated Marine Harvest employees that work hard every single day and contributed to this strong result, says CEO Alf-Helge Aarskog.

As a consequence of the good results, a quarterly dividend of NOK 1.20 per share (after reverse split 10:1 as of 23 January 2014) will be distributed.

Marine Harvest Group reported operational revenues and other income of NOK 6 743 million (NOK 4 071 million) in the fourth quarter of 2013. Total harvest volumes were 103 378 tonnes in the quarter (103 215 tonnes).

Salmon of Norwegian origin achieved an operational EBIT per kilo of NOK 12.03 (NOK 3.62) in the fourth quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of NOK 10.23 and NOK 10.20 respectively (NOK -1.14 and NOK -4.81). Salmon of Chilean origin achieved an operational EBIT per kilo of NOK 2.48 (NOK -8.17). The figures include contribution from Sales and Marketing, including VAP Europe and Morpol Processing. Marine Harvest VAP Europe reported an operational EBIT of NOK -37 million compared to NOK 16 million in the fourth quarter of 2012. Morpol Processing reported an operational EBIT of NOK 64 million.

Marine Harvest Group harvested a volume of 343 772 tonnes gutted weight in 2013, compared to 392 306 tonnes in 2012.

•Both Scotland and Canada have record year for profit. We congratulate the teams responsible for the achievement. I would also like to highlight Morpol in this quarter. Despite very high raw material prices Morpol managed to generate profit, says Aarskog.

For further information, please contact:

Ivan Vindheim, CFO, Mobile: +47 958 71 310

Henrik Heiberg, VP Finance & Treasury, Tel: +47 21 56 20 11, Mobile: +47 917 47 724

About Marine Harvest Group

Marine Harvest Group is the world’s leading seafood company and largest producer of farmed salmon, with presence in 22 countries and a total of 10 400 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements

This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest’s business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s registration statement on Form 20-F filed in 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.